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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                              (Amendment No. ___)*


                            RSL COMMUNICATIONS, LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    CLASS A COMMON SHARES, $.00457 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   G7702U 10 2
--------------------------------------------------------------------------------
                                 (CUSIP Number)





*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  G7702U 10 2                  13G                   Page  2  of  4
           -----------                                             ---    ---


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Nir Tarlovsky
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)  [ ]
                                                                    (b)  [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
       NUMBER OF              5    SOLE VOTING POWER

        SHARES                     854,882    (See item 4(a) and (c))
                         -------------------------------------------------------
     BENEFICIALLY             6    SHARED VOTING POWER

       OWNED BY                    None
                         -------------------------------------------------------
         EACH                 7    SOLE DISPOSITIVE POWER

       REPORTING                   854,882  (See item 4(a) and (c))
                         -------------------------------------------------------
        PERSON                8    SHARED DISPOSITIVE POWER

         WITH                      None
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     854,882  (See item 4(a))
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                 [ ]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     7.6% (See item 4(b))
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

                                        13G                      Page 3 of 4


Item  1.(a)    The name of the  Issuer  is RSL  Communications,  Ltd.  (the
-----------    "Issuer").


Item 1.(b) The address of the Issuer's principal executive office is ---------- Clarendon House, Church Street, Hamilton, HM CX Bermuda. The
               Issuer also maintains executive offices at 767 Fifth Avenue, Suite 4300, New York, New York 10153.


Item 2.        This  Schedule  13G is being filed with  respect to the  Issuer's
------- Class A Common Shares, $.00457 par value per share (the "Class A Common Stock") beneficially owned by Nir Tarlovsky (the "Reporting Person"), a United States citizen, whose business address is 767 Fifth Avenue, Suite 4300, New York, New York 10153, as of December 31, 1997.

               The issuer's CUSIP number is G7702U 10 2.


Item 3.        Not  applicable.  This   statement  is  filed   pursuant  to Rule
-------        13d-1(c).


Item 4.        Ownership
-------
               (a)  Amount beneficially owned:  854,882

               (includes 509,580 shares of Class A Common Stock owned directly by the Reporting Person and 345,302 shares of the Issuer's Class B Common Shares, $.00457 par value per share (the "Class B Common Stock") owned by Tarlovsky Investment Partners, L.P., a Delaware limited partnership (the "Partnership") of which the Reporting Person is the sole general partner and the Tarlovsky 1997 Family Trust is the sole limited partner.

               Each share of Class B Common Stock is convertible into one share of Class A Common Stock.

               The reporting person disclaims beneficial ownership of the shares of Class B Common Stock owned by the Partnership and accordingly the Reporting Person declares that the filing of this statement shall not be construed as an admission that the Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities and Exchange Act of 1934, as amended (the "Act"), the beneficial owner of such shares.

               (b)  Percent of Class:

               As of December 31, 1997, the Issuer had outstanding 10,872,569 shares of its Class A Common Stock including the 345,302 shares of Class B Common Stock owned by the Partnership and such shares represented 7.6% of the outstanding shares of Class A Common Stock assuming that only the shares of Class B Common Stock owned by the Partnership were converted into shares of Class A Common Stock.

                                        13G                      Page 4 of 4

               (c)  Number of shares as to which each reporting person has:

                    (i)  sole power to vote or to direct the vote:
                                                                         854,882

                   (ii)  shared power to vote or to direct the vote:
                                                                         none

                  (iii)  sole power to dispose or direct the disposition of:
                                                                         854,882

                   (iv)  shared power to dispose or direct the disposition of:
                                                                         none


Item 5.        Ownership of Five Percent or Less of a Class
-------
               Not applicable.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person
-------
               Not applicable.


Item 7.        Identification and Classification of the Subsidiary Which
-------        Acquired The Security Being Reported on By The Parent Holding
               Company

               Not applicable.


Item 8.        Identification and Classification of Members of the Group
-------
               Not applicable.


Item 9.        Notice of Dissolution of Group
-------
               Not applicable.


Item 10.       Certification
--------
               Not applicable.


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief we certify that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1998



                                        By:  \s\ Nir Tarlovsky
                                        -------------------------
                                        Name: Nir Tarlovsky